EXHIBIT 1.01

Verint Systems Inc.
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014
This Conflict Minerals Report (this “Report”) of Verint Systems Inc. (the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).
Statements in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report.  These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended January 31, 2015.  We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”), including certain components or parts included within the following products or product lines from each of our operating segments:

Enterprise Intelligence Solutions	Communications and Cyber Intelligence Solutions	Video and Situation Intelligence Solutions

Impact 360	Focal-Info	Audiolog
	Reliant	Edge Devices: Video Encoders, Decoders, and Cameras
	Star-Gate	Network Video Recorders
Tactical Intelligence Solutions
Vantage Broadway

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at http://www.verint.com/about/corporate-responsibility/

index.html. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

A.	Our RCOI Process
We have conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC.
Our global supply chain is complex. Because we do not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between us and the original sources of conflict minerals. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. In light of these and other challenges, we engaged a third-party supply chain due diligence service provider (the "Facilitator") to assist in certain aspects of the RCOI.
In March 2014, we acquired UTX Technologies Limited ("UTX"), a provider of certain mobile device tracking solutions for security applications. As a result of the acquisition of UTX, our total number of products, parts, and components increased materially, as did our total number of suppliers and manufacturers. Although the SEC rules would have permitted us to omit information with respect to UTX products and suppliers from this Report, we were able to integrate the new UTX products and suppliers into our RCOI process for the Reporting Period.
Prior to and throughout the Reporting Period, we worked to identify suppliers and/or manufacturers that we believed could potentially provide components or parts containing conflict minerals that were incorporated into our products. In order to identify the suppliers and/or manufacturers that would be included within the scope of the RCOI, we began with our enterprise-wide list of products (broken down into their respective components and parts) that were sold during the Reporting Period, which list included the UTX products sold during the Reporting Period. We then eliminated all software, packaging, and labeling components or parts. Then, using our internal bills of materials and manufacturers list, we further narrowed this list to include only those components and parts that contained or were likely to contain conflict minerals that were necessary to the functionality or production of the product(s) into which such components and parts were incorporated. From this refined components and parts list, we were then able to identify the individual suppliers and/or manufacturers who provided one or more of those components or parts. As a result of this process, we identified 760 direct suppliers and/or manufacturers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing conflict minerals that were incorporated into our products that were sold during the Reporting Period.
In June 2014, with the assistance of the Facilitator, we began sending notices to all of the Covered Suppliers. Each notice: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; (ii) requested information regarding the presence and sourcing of conflict minerals used in the products supplied to us and that were incorporated into our products during the Reporting Period using the Conflict Minerals Reporting Template (“CMRT”) that was developed by the Conflict-Free Sourcing Initiative (the “CFSI”); and (iii) provided step-by-step instructions for responding to our information request using the CMRT. As an ongoing part of the RCOI, we sent periodic follow-up notices to each Covered Supplier who had failed to respond to our prior requests. If no response was received from a Covered Supplier after three notices were sent, we initiated further communication with the unresponsive Covered Supplier in an effort to understand the reasons for the failure to respond and, where possible, to facilitate delivery of a response.
Using a risk-based approach, we evaluated responses received from each Covered Supplier that responded to our request for information for plausibility, consistency, and gaps both in terms of which components or parts were stated to contain or not contain conflict minerals, as well as the origin of those conflict minerals. In addition, we performed certain validation procedures with respect to responses where we deemed it necessary to confirm the accuracy and completeness of the information contained therein. Responses received from Covered Suppliers that appeared complete and accurate following our review and validation processes (each such response, a "Complete

Response," and collectively, the "Complete Responses") were then processed for inclusion in our conflict minerals database and our own CMRT, which we provided to our customers upon request. In addition, if during our review or validation procedures, any of the information contained in a response from a Covered Supplier gave us reason to believe such information was inaccurate or incomplete (each such response, an "Incomplete Response," and collectively, the "Incomplete Responses"), we initiated further communication with such Covered Supplier in an effort to resolve such inaccurate or incomplete information.
For the Reporting Period, we received completed CMRTs from 492, or approximately 65%, of the Covered Suppliers, who collectively supplied approximately 67% of the total components and parts that contain (or could possibly contain) Subject Minerals. Of the 492 responses received, 361, representing approximately 48% of the Covered Suppliers, were Complete Responses that were capable of being processed. The Covered Suppliers who provided Complete Responses accounted for approximately 39% of the total components and parts containing Subject Minerals. The remaining 131 responses received were Incomplete Responses. We continue to engage with the Covered Suppliers who provided Incomplete Responses in an effort to resolve the inaccuracy or incomplete information. Certain of the completed CMRTs that we received from Covered Suppliers provided information concerning the facility at which the Subject Minerals were processed.
Based on the RCOI conducted, we are unable to exclude the possibility that some of the Subject Minerals did originate, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Based on this result, we conducted due diligence activities as detailed below.

B.	Our Due Diligence Process
We exercised due diligence on the source and chain of custody of the Subject Minerals included in our products during the Reporting Period. Our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
The due diligence measures undertaken by the Company during the Reporting Period included the following:

1.	Establish Company Management Systems
Conflict Minerals Team
We have established a cross-functional working group to oversee and drive our conflict minerals compliance program (the "Conflict Minerals Team"). The Conflict Minerals Team meets regularly to share information concerning our conflict minerals program and processes and to take actions to implement the various aspects of our conflict minerals program. The Conflict Minerals Team is responsible for, among other things:

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identifying and maintaining an up-to-date list of all components or parts that are incorporated into our existing and newly introduced products, in each case, that contain or may contain conflict minerals;

•	maintaining a list of our suppliers and manufacturers whose components or parts that contain, or may contain, conflict minerals are incorporated into our products;

•	communicating to our suppliers and manufacturers our expectations concerning our procurement of any components or parts that contain, or may contain, conflict minerals;

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collecting from our suppliers and manufacturers information, including CMRTs, regarding the presence and sourcing of conflict minerals in the components or parts supplied to us for incorporation into our products;

•	communicating the due diligence efforts to customers and applicable employees;

•	incorporating new procedures into our procurement process;

•	documenting the conflict minerals compliance process for future audit, which documentation we expect to retain for at least five years; and

•	updating senior management concerning our due diligence efforts and results.
Conflict Minerals Policy
In addition, we have adopted a conflict minerals policy (“Conflict Minerals Policy”), which is available at http://www.verint.com/about/corporate-responsibility/index.html. The Conflict Minerals Policy affirms that we are committed to sourcing components and materials from suppliers that share our values regarding respect for human rights, integrity, and environmental responsibility and that comply with all applicable legal standards and requirements.
Establish a System of Controls and Transparency Over the Mineral Supply Chain
As discussed under "Our RCOI Process" above, we do not purchase conflict minerals directly from mines, smelters or refiners. There are many third parties in the supply chain between us and the original sources of any conflict minerals contained in our products. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. However, improving supply chain transparency is an ongoing process and we endeavor to continue to improve the transparency of our supply chain through continued engagement with our suppliers and manufacturers.
Internal Measures Taken to Strengthen Company Engagement with Suppliers
We continue to make efforts to increase our supply chain transparency and identify risks within our supply chain. We are committed to conducting business in a socially responsible manner and we are determined to partner with suppliers who are similarly committed. To that end, we have:

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adopted procurement agreements that require (a) that all products and other materials provided to us under such agreements must be free of conflict minerals originating from mines located in the Covered Countries that are controlled by armed groups, and (b) delivery of certain information pertaining to any products manufactured or contracted to be manufactured that contain conflict minerals, including the identity of the facilities that processed such conflict minerals, the country of origin of such conflict minerals and a description of the measures taken to exercise due diligence on the source and chain of custody of such conflict minerals; and

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adopted policies applicable to all of our suppliers and manufacturers that require such suppliers and manufacturers to, among other things, provide certain information concerning the products they supply to us, including a completed CMRT, as well as product and smelter lists.

2.	Identify and Assess Risk in the Supply Chain
In addition to the actions described under "Our RCOI Process" and "—Establish Company Management Systems—Internal Measures Taken to Strengthen Company Engagement with Suppliers" above, in an effort to identify and assess risk in our supply chain, we performed a risk management analysis with respect to the Covered Suppliers. The primary factors that we used to perform our risk management analysis included:

•	total amount paid to such Covered Supplier during the Reporting Period;

•	total number of components or parts supplied by such Covered Supplier;

•	whether or not such Covered Supplier was our sole source for one or more components or parts;

•	whether or not such Covered Supplier was an SEC reporting company;

•	the relative maturity of the Covered Supplier's business and management structure; and

•	the geographic location of such Covered Supplier.
In applying the foregoing factors, we identified two primary risks in our supply chain: (1) the risk of not receiving on time and accurate information from the supplier, and (2) the risk of not being able to replace a supplier whom we determine to be inconsistent with our Conflict Minerals Policy. The result of our risk assessment was the segmentation of the Covered Suppliers into three levels of risk: high, medium and low, allowing us to focus our risk mitigation efforts according to the supplier level of risk.

3.	Design and Implement a Strategy to Respond to Identified Risks
In situations where a Covered Supplier has disclosed the existence or potential existence of conflict minerals that were (a) sourced from the Covered Countries, and (b) processed by uncertified smelters, in one or more components or parts that they provide to us for incorporation into our products, we have employed a practice of further engagement with such Covered Supplier in an effort to better understand their own procurement practices as well as how they intend to respond to this identified risk. With this information, we are then better positioned to evaluate the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.

4.	Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices
As discussed in "Our RCOI Process" above, we do not have direct sourcing relationships with conflict mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is a member of the CFSI's Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to us, we may consider reliance on a case-by-case basis.

5.	Report Annually on Supply Chain Due Diligence
We have filed with the SEC our Form SD, which includes this Report as Exhibit 1.01, for the Reporting Period. This Report is also publicly available at http://www.verint.com/about/corporate-responsibility/index.html and meets the OECD recommendation to report annually on supply chain due diligence.

C.	Results of Assessment
We may at times manufacture or contract to manufacture products that may contain conflict minerals. Despite receiving responses from Covered Suppliers listing smelter or refiner names in their supply chain, the vast majority of our Covered Suppliers provided data at a company or divisional level, or otherwise were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the Subject Minerals that were supplied to us during the Reporting Period. Therefore, we are not able to disclose the facilities that processed the Subject Minerals. In addition, based on the information obtained through the RCOI and due diligence processes described above, we do not have sufficient information to determine the country of origin of the Subject Minerals. Finally, our efforts to determine the mine of origin for the Subject Minerals with the greatest possible specificity consisted of the RCOI and due diligence measures described in this Report.

D.	Additional Due Diligence and Risk Mitigation.
We expect to continue to improve our supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of conflict minerals in our supply chain;

•	clearly communicating our expectations with regard to transparency of supplier sourcing of conflict minerals;

•	working with our suppliers and manufacturers to increase the response rate for our RCOI process;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI's Conflict Free Smelter program;

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contacting smelters identified as a result of the RCOI process and encouraging them to obtain a "conflict free" designation from an industry program such as the CFSI's Conflict Free Smelter program; and

•	where possible, enhancing use of information technology tools for improved tracking, evaluating, and storing of supplier conflict mineral due diligence data.